Exhibit 99.1

Eco Wave Power Secures 1MW Installation and Grid Connection Permit (Small-Production Unit Registration Approval) for Its Planned Pilot Project in Portugal

Stockholm, Sweden, August 19, 2021 – In a significant regulatory milestone, Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power”) is pleased to announce that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), has received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with APDL Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A.) in April 2020, for the potential usage of four locations owned and operated by APDL.

Reception of the Small-Production Unit registration approval was facilitated by EW Portugal in collaboration with the Portuguese law firm PLMJ Advogados, SP, RL (“PLMJ”)  and the engineering and construction firm PAINHAS, which has more than 40 years of experience providing global turnkey solutions.

Upon completion of the installation and grid connection works, EW Portugal will require a final operation certificate from DGEG for the operation of the power station.

This project is in line with Portugal’s National Energy and Climate Plan for 2021-2030, otherwise known as PNEC 2030, which has set an objective for Portugal to ensure 47% of renewable sources in its gross final energy consumption by 2030.

Portugal has an immense wave energy resource, which, according to estimates by the Government of Portugal, can supply 34GW of power capacity. Eco Wave Power’s project will be a significant milestone in the adoption of wave and ocean energy in Portugal and will contribute greatly towards the country’s goal under the PNEC 2030 plan, of implementing 70MW of wave power capacity by 2030.

Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power stated: “We are pleased to announce the Small-Production Unit registration Approval for our first planned 1MW wave energy project in Portugal. This is a huge leap towards the deployment of our first one MW wave energy power plant in Portugal. We would like to thank the Ministry of Environment and Climate Action, DGEG, PLMJ, Painhas, and all the other parties who are involved to support this first-of-a-kind project in Portugal. We believe that the successful execution of this project will mark the start of a new and exciting era for the wave energy sector in Portugal and around the globe.”

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“Eco Wave Power”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses that EW Portugal will require a final operation certificate from DGEG for the operation of the power station, that Eco Wave Power’s project will be a significant milestone in the adoption of wave and ocean energy in Portugal and that it will contribute towards Portugal’s goal under the PNEC 2030 plan. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Aharon Yehuda, CFO
Aharon@ecowavepower.com

The information in the press release is information that EWPG is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person above, on August 19, 2021, at 3:00 pm (CEST).